UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Gregory T. Lucier

RiverRoad Capital Partners, LLC

510 E. Hyman Avenue, Suite 21

Aspen, CO 81611

(760) 481-5664

With a copy to:

Larry Nishnick

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, CA 92130

(858) 677-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536 G105	13D

1	NAMES OF REPORTING PERSONS RiverRoad Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Calculated based on the 151,681,314 shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer” or the “Company”) outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023 (the “Form 10-Q”).

CUSIP No. 39536 G105	13D

1	NAMES OF REPORTING PERSONS Gregory T. Lucier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

CUSIP No. 39536 G105	13D

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (“Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive office of the Issuer is 29 Hartwell Avenue, Lexington, Massachusetts. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by RiverRoad Capital Partners, LLC (“RiverRoad”) and Gregory T. Lucier (together with RiverRoad, the “Reporting Persons”). Mr. Lucier owns 100% of the equity interest of RiverRoad. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b)	The principal business address of the Reporting Persons is 510 E. Hyman Avenue, Suite 21, Aspen, CO 81611.

(c)

The principal business of RiverRoad is venture investments. Mr. Lucier is the founder and chief executive officer of Corza Health, Inc., a privately-held company focused on acquiring companies and assets as part of a strategy to build a market-leading healthcare business (“Corza Health”). Corza Health’s principal business address is 2010 Jimmy Durante Blvd, Suite 240, Del Mar, CA 92014.

(d)

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	RiverRoad was organized in the state of Delaware. Mr. Lucier is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The description of the Merger Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 4

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Company that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the Merger.

The Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which the Rollover Stockholders agreed to contribute in aggregate 120,521,038 Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Company Common Stock as of the date hereof. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D, each of which is incorporated by reference into this Item 4. The Merger Agreement and the Contribution and Exchange Agreements are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Contribution and Exchange Agreements were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither Merger Agreement nor the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the SEC.

III. Item 5. Interest in Securities of the Issuer.

(a) and (b) RiverRoad owns 12,010 shares of Common Stock, representing less than 1% of the outstanding Common Stock of the Company. Mr. Lucier may be deemed to own and share voting power and investment power with RiverRoad over all shares of Common Stock beneficially owned by RiverRoad.

As a result of RiverRoad’s actions in respect of the Contribution and Exchange Agreement, RiverRoad may be deemed to be member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Name	Number of Shares	% Ownership(1)
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%

CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%

Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%

TOTAL	120,521,038	79.46%

(1)	The ownership percentage below is based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q.

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger Documents not listed above. The individuals and/or entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c).

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference. A copy of each of the Merger Agreement and the Contribution and Exchange Agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit 99.1	Joint Filing Agreement, dated as of June 8, 2023, by and between RiverRoad Capital Partners, LLC and Gregory T. Lucier.

Exhibit 99.2	Agreement and Plan of Merger, dated May 29, 2023, by and among Issuer, Parent and Merger Sub.

Exhibit 99.3	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent.

Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Issuer may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023

RiverRoad Capital Partners, LLC

By:	/s/ Gregory T. Lucier
Name:	Gregory T. Lucier
Title:	Managing Member

Gregory T. Lucier

By:	/s/ Gregory T. Lucier
Name:	Gregory T. Lucier